United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

THE WENDY’S COMPANY

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

April 25, 2024

Dear fellow Wendy’s shareholders,

On April 11, we filed an Exempt Solicitation providing further information and background regarding our shareholder proposal asking Wendy’s to do as its competitors have done and establish measurable sourcing targets for converting to “cage-free” eggs.

Yesterday, Glass Lewis hosted our President for a “Proxy Talk” on this topic, during which he delivered a presentation to an audience that included major Wendy’s shareholders about the high materiality of this issue and addressed Wendy’s claims regarding quality, cost and other factors.

We now file this letter to provide the following link for shareholders to view a recording of that presentation:

https://bit.ly/WendysProxyTalk

(The link is case-sensitive, so we suggest copying from here and pasting it directly into your browser.)

Thank you very much.

We’re not asking for and can’t accept your proxy card. Please vote FOR the proposal.